FTC Solar, Inc.

9020 N Capital Of Texas Hwy, Suite I-260

Austin, Texas 78759

May 9, 2025

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yoshiharu Global Co.
Registration Statement on Form S-3 (the “Registration Statement”)
Filed May 1, 2025
Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on May 8, 2025, in which we, FTC Solar, Inc. (the “Company”) requested the acceleration of the effective date of the above-referenced Registration Statement for 4:00 p.m., Eastern Time, on May 12, 2025, or as soon as possible thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions, please do not hesitate to contact M. Ali Panjwani of Pryor Cashman LLP, outside counsel to the Company, at mpanjwani@pryorcashman.com (Tel: 212-421-4100).

Very truly yours,

FTC Solar, Inc.

By:	/s/ Yann Brandt
Yann Brandt
Chief Executive Officer

cc:	M. Ali Panjwani, Esq.

Pryor Cashman LLP